FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell

Summary results

FOURTH QUARTER			$ million	FULL YEAR
2005	2004	%		2005	2004	%

4,368	4,571	-4	Income attributable to shareholders [1]	25,311	18,540	+37
(1,027)	(649)		Estimated current cost of supplies (CCS) adjustment for Oil Products segment - see note 2	2,371	945
5,395	5,220	+3	CCS earnings [1]	22,940	17,595	+30

8,465	6,349		Cash from operating activities	30,113	26,537
7,344	6,651		Cash from operating activities excluding net working capital movements and taxation paid/accrued - see note 7	35,585	28,278
5,956	5,185		Capital investment	17,436	15,275

3,500	3,837		Upstream production (thousand boe/d) [2]	3,518	3,772

1. including discontinued operations –see note 3 2. 100% of Shell companies production plus Shell share of associates production

Delivering good results in the quarter; building the future

Record full year results with basic earnings per share of $3.79 for 2005 and $0.67 for the fourth quarter
Solid Upstream performance in the quarter captures oil and gas price increases
Good Oil Products earnings in the quarter reflect operational delivery and favourable market conditions
3.52 million barrels of oil equivalent (boe) per day production 2005 in line with guidance
Fourth quarter dividend of €0.23 per share equivalent to some $1.9 billion (subject to exchange rates)
$2.6 billion or 1.2% of Royal Dutch Shell shares bought back for cancellation in the fourth quarter and $1.7 billion paid for Royal Dutch shares

Chief Executive Jeroen van der Veer said “Our good performance in the fourth quarter 2005 gives us a solid platform to build on in 2006. We delivered record cash and earnings. Success in exploration and gaining access to new resources continues. We met our production expectations for the quarter and the year despite the impact of the hurricanes. Our leading LNG and Oil Products businesses had good operational and financial performance. We continue to expand our portfolio of integrated gas, unconventional resources, material oil projects and new energy technologies and expect to invest around $19 billion in 2006. Our financial position is solid, and we returned over $17 billion to our shareholders through dividends, buybacks and the payment to Royal Dutch minority shareholders in 2005. We focus on delivery now and building the future.”

Segment earnings

FOURTH QUARTER			$ million	FULL YEAR
2005	2004	%		2005	2004	%

			Segment earnings
3,561	2,918		Exploration & Production	14,238	9,823
530	605		Gas & Power	1,573	1,815
1,898	2,338		Oil Products (CCS basis – see note 2)	7,532	6,592
(38)	(20)		Chemicals	991	1,148
(556)	(621)		Other segments/Corporate/Minority interest	(1,394)	(1,783)
_____
5,395	5,220	+3	CCS earnings	22,940	17,595	+30

Earnings in the fourth quarter 2005 reflected the following items, which in aggregate were a net gain of $34 million (compared to a net gain of $499 million in the fourth quarter 2004):

  Exploration & Production earnings included a net gain of $152 million, mainly related to tax credits, partly offset by a charge related to the mark-to-market valuation of certain UK gas contracts of $154 million, versus a gain of $405 million in 2004 mainly due to the reversal in 2004 of earlier impairments.

Gas & Power fourth quarter 2004 earnings included a net gain of $157 million related to divestments partly offset by impairment charges.
Oil Products fourth quarter 2004 earnings included a net gain of $391 million mainly related to divestments.

  Chemicals earnings included net charges of $84 million mainly for legal charges versus a net charge of $353 million in the fourth quarter 2004 for the impairment of the polyolefins joint venture Basell.

  Other Industry and Corporate segments included a net gain of $2 million mainly related to impairment charges of $91 million offset by a net gain from tax and insurance. The fourth quarter 2004 included charges of $101 million.

  Income attributable to shareholders and CCS earnings include a deduction of minority income attributable to the former Royal Dutch shareholders of $36 million (in the third quarter of 2005 this amounted to $46 million). The minority interest was eliminated in the fourth quarter 2005.

Key features of the fourth quarter and full year 2005

Fourth quarter basic earnings per share - see note 9	Fourth quarter basic earnings per share for Royal Dutch Shell (see note 9) in 2005 were $0.67. Fourth quarter basic CCS earnings per share for Royal Dutch Shell were $0.82.
Fourth quarter and 2005 dividend	Fourth quarter 2005 dividends have been announced of €0.23 per share for Royal Dutch Shell. For 2005 total dividends are equivalent to an aggregate of €0.92 per share.
Fourth quarter and 2005 dividend	Fourth quarter reported income of $4,368 million was 4% lower than a year ago.
Fourth quarter CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products segment earnings) were $5,395 million or 3% higher.
2005 Reported income	Full year 2005 reported income of $25,311 million was 37% higher than a year ago.
2005 CCS earnings - see note 2
  Full year 2005 CCS earnings were $22.94 billion, 30% higher than a year ago. Upstream earnings in Exploration & Production and Gas & Power reflected high price realisations and increased LNG volumes partly offset by lower oil and gas production volumes. Downstream earnings were very strong on good operational performance. Income in 2005 included a net gain of $1.27 billion mainly from divestments partly offset by mark-to-market valuations in Exploration & Production and charges mainly in Chemicals and Gas & Power, versus a net gain of $391 million mainly from divestments included in 2004 earnings.

2005 ROACE – see note 42005 ROACE – see note 4	Return on average capital employed (ROACE) on a reported income basis (see note 4) was 25.6% for 2005.
2005 Upstream EP segment earnings
  Exploration & Production 2005 segment earnings of $14,238 million were 45% higher than a year ago mainly reflecting higher prices partly offset by lower volumes and higher costs. Earnings in 2005 included a net gain of $1,727 million, mainly from the divestment gain in the Netherlands (Gasunie), partly offset by a charge related to the mark-to-market valuation of certain UK gas contracts ($492 million).

2005 Production
  Hydrocarbon production in 2005 was 3,518 thousand boe per day in line with guidance for production for 2005. Excluding the loss of production due to hurricanes in the Gulf of Mexico, the end of a production sharing contract in the Middle East, lower entitlements due to higher hydrocarbon prices and the impact of divestments, production would be 3,738 thousand boe per day or 1% lower than a year ago.

2005 Reserves Replacement – see note 10
  During 2005, a total of between 750-850 million boe is expected to be added to proved reserves. Around 75%-85% of these proved reserves are expected to come from Group companies and the remainder from associates. In addition, net proved mineable reserves of 166 million boe were added from Athabasca Oil Sands in 2005. The Reserves Replacement Ratio (see note 10) for 2005 is expected to be in the range of 70%-80%, including mineable reserves from Athabasca Oils Sands and also including year-end pricing impact and acquisitions and divestments. Excluding mineable reserves from Athabasca Oil Sands the Reserves Replacement Ratio is expected to be in the range of 60%-70%. Year-end pricing effects amount to between 40-80 million boe and impact the Reserves Replacement Ratio by 3-6% points.

  The Group continues to target 100% Reserves Replacement over the period 2004-2008. Most proved reserves are expected to be added in the latter part of the period as new projects are developed and brought on stream.

2005 Resources	The exploration discoveries, appraisals programme and new business development in 2005 added over 2 billion boe resources.
2005 Upstream GP segment earnings
  Gas & Power segment earnings were $1,573 million in 2005, compared to $1,815 million in 2004. 2005 earnings reflected record LNG volumes and strong prices, and favourable Marketing and Trading conditions. Earnings in 2005 included net charges of $84 million mainly related to divestments including the power generation assets held through the joint venture company InterGen. Earnings in 2004 included net gains of $444 million also mainly related to divestments.

2005 Downstream OP segment earnings
  Full year 2005 Oil Products CCS earnings were $7,532 million, up $940 million from earnings of $6,592 million in 2004, reflecting strong refining margins and operational performance. Earnings included $427 million of net gains from divestments in 2005 compared to net gains of $540 million last year. Increased refining earnings and higher trading profits were partially offset by lower marketing results.

2005 Downstream Chemicals segment earnings
  Full year 2005 Chemicals segment earnings were $991 million and included $565 million of net charges, mainly from the divestment of the polyolefins joint venture Basell and legal provisions. 2004 earnings were $1,148 million and included charges of $368 million mainly from impairments. Excluding these effects, 2005 earnings were 3% higher than a year ago reflecting improved margins and chemicals feedstock trading partly offset by the loss of earnings from discontinued operations.

2005 Cash flow from operations	Cash flow from operating activities, excluding net working capital movements, taxation and taxation paid, was $35.6 billion, compared to $28.3 billion a year ago.
2005 Proceeds from divestments	The 2004-2006 divestment target of $12-$15 billion has been achieved ahead of plan in 2005. Proceeds from the divestment programme to date were $14.3 billion, with proceeds of $6.6 billion in 2005.
2005 Gearing and allocation of cash
  Gearing, including other commitments such as operating leases and retirement benefits, and net of cash holdings minus operational cash requirements, was 12.0% versus, on a comparable Royal Dutch Shell basis, 15.4% at the end of 2004. In 2005 cash and cash equivalents increased by $2.5 billion to $11.7 billion and debt decreased by $1.7 billion. Total cash returned to shareholders was over $17 billion.

2005 Capital investment	Capital investment for 2005 was $15.6 billion (excluding the minority share of Sakhalin of $1.8 billion). Increases reflected exploration expenditure of $2.1 billion, including Australia and Canada.
2005 Share buy back	Share purchases for cancellation amounted to $5 billion (or 2.3% of shares) plus $1.7 billion for the cash payment for the minority interest in Royal Dutch in 2005.
Royal Dutch merger completed
  In December 2005 the restructuring of certain of Royal Dutch Shell's subsidiaries, including the merger of Royal Dutch Petroleum Company (Royal Dutch) and Shell Petroleum N.V. (SPNV) was completed. As a result of the merger of Royal Dutch and SPNV, former minority shareholders in Royal Dutch were paid €52.21 per Royal Dutch share held (or the equivalent in exchangeable loan notes of SPNV) in consideration for their shares. The total cash amount paid to minority shareholders was $1.7 billion and subsequently, in January 2006, the loan notes were exchanged into 4,827,974 new Royal Dutch Shell A shares or approximately 0.07% of the total A and B shares outstanding at the time.

Royal Dutch Shell outlook 2006

2006 Share buy back
  Share buyback plans will be reviewed periodically, and are subject to market conditions and the capital requirements of the company. Royal Dutch Shell currently expects to return up to $5 billion to shareholders via buy back of shares for cancellation in 2006. In line with the financial framework, the target for gearing over time in the 20%-25% range remains unchanged, including other commitments such as operating leases, contingent liabilities and retirement benefits and operating cash requirements.

2006 Upstream production
  Including the impact on production from the hurricanes in the Gulf of Mexico in 2005, the production outlook for 2006 is unchanged from earlier guidance and in the lower half of the range of 3.5 to 3.8 million boe per day. Due to the hurricanes in the Gulf of Mexico in 2005, 7-8 million barrels (Shell share) are expected to be deferred in the first quarter 2006. The Mars platform is expected to start production by the middle of 2006 with full production restored in the second half of 2006.

2006 Upstream LNG sales	LNG sales are expected to benefit from recently completed expansions in Nigeria and Oman. LNG capacity growth remains in line with guidance of 14% average annual increase for 2004 to 2009.
2006 Capital investment	Guidance for 2006 capital expenditure is $19 billion excluding the minority share of Sakhalin and reflects new project opportunities under development, existing project progress and market conditions.

Fourth quarter 2005 investments and portfolio developments

Upstream: Exploration & Production; Gas & Power

Upstream portfolio developments during the quarter:

In Nigeria, Shell started oil production from the Bonga offshore deepwater field (Shell share 55%) which is expected to ramp up production to over 200 thousand barrels of oil per day in 2006. The Bonga development and the discoveries in and around the Bonga Main facility are likely to develop over 1 billion barrels of recoverable resources.

In the USA, Shell exchanged its interest of 17% in the Tahiti field, deepwater Gulf of Mexico, for Total’s 100% interest in four producing natural gas fields in South Texas with current production of 107 million standard cubic feet (scf) per day. The swap will be completed in the first quarter of 2006.

In Russia, Salym Petroleum Development (Shell share 50%) achieved commercial production in West Salym, when the Central Processing Facility (CPF) and the oil export pipeline commenced operations on schedule. In 2006, Upper Salym and Vadelyp will be tied-in to the CPF. The production is expected to ramp up with the development of fields over the coming years. The Sakhalin II project (Shell share 55%) is proceeding in line with earlier guidance.

In Malaysia, Shell delivered first gas from the Shallow Clastics field which, once fully developed, is expected to produce 430 million scf per day to the E11 hub integrated gas project (Shell share 50%). The E11 hub will be further developed to reach a capacity of 2 billion scf per day (100%) from various new and existing fields.

In the Ukraine, a cooperation agreement was signed with the National Oil Company (NAK) for a farm-in by Shell into 10 NAK licences in the Dniepr-Donets Basin. Shell will acquire a 50% interest in a Joint Activity Agreement in these licences (excluding producing fields) by committing to a seismic and exploration drilling programme.

Shell Canada acquired unconventional gas leases in the Athabasca area covering 66,400 acres in the deep basin area near Hinton, Alberta and an interest in approximately 20,000 acres in the northeastern British Columbia foothills with conventional gas prospects.

In Brazil, Shell acquired interests in five offshore exploration blocks in the Espírito Santos Basin.

In the fourth quarter 2005, 20 successful exploration and exploratory appraisal wells were drilled in Australia, Brazil, Brunei, Egypt, Germany, Malaysia, Netherlands, Nigeria, Oman, UK and USA. The overall success rate in 2005 was 72%. Seismic operations started in Libya in the Sirte basin.

In 2005, Shell drilled or participated in 15 Big Cat prospects, of which 3 were still being drilled at year-end. Hydrocarbons were found in seven of the 12 Big Cat wells that reached target depth at year-end.

In Qatar, the final investment decision for the Qatargas 4 LNG project (Shell share 30%) was taken in December 2005. Qatargas 4 will produce 1.4 billion scf per day of natural gas including an average of approximately 70 thousand barrels per day of associated natural gas liquids from Qatar’s North Field over the 25-year life of the project. The project comprises the integrated development of upstream gas production facilities, a single LNG train yielding approximately 7.8 mtpa of LNG and associated shipping. LNG deliveries are expected to commence around the end of the decade.

In the USA, Shell acquired, subject to the U.S. Federal Energy Regulatory Commission’s approval, additional capacity at the Elba Island LNG import terminal bringing Shell’s total regasification capacity at Elba to 0.9 billion scf per day. The capacity is intended to be utilised to import Qatargas 4 LNG volumes.

In Nigeria, production commenced from the two train ‘NLNG Plus’ expansion project (Shell share 26%). The first cargo from Train 4 was loaded in January 2006 for delivery to North America. Production from Train 5 is expected in the first quarter of 2006. The expansion project was completed within budget and schedule expectations. Completion of Trains 4 and 5 increases Nigeria LNG’s production capacity from 9.6 mtpa to over 17 mtpa.

The 3.7 mtpa Qalhat LNG plant in Oman (Shell share 11% indirect) commenced production in the quarter. The project was delivered within budget and ahead of schedule.

Shell's equity LNG production capacity increased 13% during 2005, from 11.0 mtpa at the end of 2004, to 12.4 mtpa at the end of 2005, consistent with the outlook to deliver 14% average annual increase in LNG equity capacity from 2004 to 2009.

Shell completed the exit from InterGen (Shell share 68%) with the sale of its interest in the remaining power projects in Turkey and Colombia.

Downstream: Oil Products; Chemicals

Downstream portfolio developments during the quarter:

Shell completed the sale of its marketing and distribution business in the Republic of Ireland and Northern Ireland as well as the sale of the refining, marketing and distribution business in the French Antilles and French Guyana. Combined proceeds from these sales amounted to some $220 million.

The exchange of Shell’s 20% interest in its Rome refinery for Total’s 18% interest in the Reichstett refinery in France was completed. The transaction increased Shell’s ownership interest in the Reichstett refinery to 83%.

Shell started operations of its first retail site in Indonesia. Shell is the first international oil company to re-enter this retail fuels market. Indonesia is one of Shell’s key strategic markets targeted for growth.

Agreements were signed relating to the sale of the marketing and distribution businesses in Uruguay and Paraguay, the retail and commercial fuels marketing business and lubricants blending and distribution business in Colombia and Shell’s retail business in Ecuador. Agreement was also reached regarding divestments of Oil Products businesses in Rwanda, Cameroon, the Carribean (Bahamas, Turks and Caicos and Jamaica) and in Papua New Guinea. These sales are expected to be completed in 2006 with total combined proceeds of some $350 million.

In China, the CNOOC and Shell Petrochemicals Company Limited joint venture (Shell share 50%) completed the construction of the Nanhai petrochemicals complex at Daya Bay, Guangdong, within the expected schedule and budget. Start-up of the complex is in progress; when fully operational, Nanhai is expected to produce 2.3 mtpa of petrochemical products.

Shell completed the sale of the 50% share in the ethylene cracker and the butadiene business and assets at Berre in France and various related logistic assets.

Earnings by industry segment

FOURTH QUARTER			$ million	FULL YEAR
2005	2004	%		2005	2004	%

3,561	2,918	+22	Segment earnings	14,238	9,823	+45

1,986	2,163	-8	Crude oil production (thousand b/d)[1]	2,093	2,253	-7
8,784	9,710	-10	Natural gas production available for sale (million scf/d) [1]	8,263	8,808	-6

1. 100% of Shell companies production plus Shell share of associates production

Exploration & Production

In the fourth quarter of 2005, Shell restored Gulf of Mexico production (operated and non-operated) to 340 thousand boe per day (Shell share) of the approximately 450 thousand boe per day (Shell share) prior to hurricane Katrina and Rita and up from a level of 200 thousand boe per day at the end of the third quarter. Approximately 16 million barrels (Shell share) were deferred in the fourth quarter 2005, an improvement on earlier guidance of 18 million barrels for the quarter. In the first quarter 2006, 7-8 million barrels (Shell share) are expected to be deferred. The Mars platform is expected to start production by the middle of 2006 with full production restored in the second half of 2006.

Upstream cost after tax (Shell share) associated with hurricane evacuation, people displacement, and repairs to assets and facilities is expected to be between $250 and $300 million, prior to insurance recovery. Costs after tax were $130 million in 2005, with the remainder expected to be spent in 2006.

Fourth quarter segment earnings of $3,561 million were 22% higher than a year ago ($2,918 million), mainly reflecting strong oil and gas price realisations partly offset by lower volumes.

Exploration & Production earnings included a net gain of $152 million, mainly from tax credits offset by a charge related to the mark-to-market valuation of certain UK gas contracts ($154 million) versus a gain of $405 million in 2004. Segment unit earnings, calculated as segment earnings divided by production for the quarter, are $11.06 per boe. Excluding the net gains described above earnings increased by 36% compared to a year ago and on the same basis unit earnings were $10.59 per boe or 49 % higher than in the same quarter a year ago.

Liquids realisations were 31% higher than a year ago, exceeding increases in marker crudes Brent of 29% and WTI of 24%. Outside the USA, gas realisations increased by 47% and in the USA, gas realisations increased by 71%.

Fourth quarter 2005 production was 3,500 thousand boe per day, reflecting the loss of production from hurricanes in the Gulf of Mexico. Excluding the hurricane loss of production of some 129 thousand boe per day compared to the same quarter last year, the end of a production sharing contract in the Middle East of some 100 thousand boe per day, the impact of divestments and lower entitlements due to higher hydrocarbon prices, production was 1% lower than a year ago.

Production included first contributions from new fields at Bonga (Shell share 55%) in Nigeria, West Salym (Shell share 50%) in Russia, E11 (Shell share 50%) in Malaysia and the ramp-up of additional production mainly in Goldeneye (Shell share 49%) in the UK and Holstein (Shell share 50%) in the USA added 63 thousand boe per day versus the same quarter a year ago. Versus the same quarter a year ago, field declines were 134 thousand boe per day, mainly in the USA, Norway and the UK. Operational downtime, excluding the impact of hurricanes, was up 38 thousand boe per day mainly in the North Sea.

Capital investment in the fourth quarter of $3.8 billion, excluding the minority share of Sakhalin and including exploration expense of $0.4 billion, was 35% higher than in the corresponding period last year.

Full year segment earnings of $14,238 million were 45% higher than a year ago ($9,823 million), mainly reflecting strong oil and gas price realisations partly offset by lower volumes and higher costs.

The earnings included a net gain of $1,727 million versus a net charge of $4 million a year ago. The 2005 net gain is attributable mainly to divestment gains ($2,027 million) in the Netherlands (Gasunie), the UK, Norway and Australia, partly offset by a cumulative loss related to the mark-to-market valuation of certain UK gas contracts ($492 million). Excluding these effects earnings increased by 27% compared to a year ago.

Segment unit earnings, calculated as segment earnings divided by production for the year are $11.09 per boe. Excluding the effects described above, unit earnings were $9.74 per boe and increased by 37% compared to a year ago.

Liquids realisations in 2005 were 41% higher than a year ago in line with increases in marker crudes Brent of 43% and WTI of 36%. Gas realisations outside the USA increased by 37% and in the USA increased by 33%.

Hydrocarbon production in 2005 was 3,518 thousand boe per day. Excluding the loss of production due to hurricanes in the Gulf of Mexico of 60 thousand boe per day compared to last year, the end of a production sharing contract in the Middle East of some 100 thousand boe per day, lower entitlements due to higher hydrocarbon prices and the impact of divestments, production was 1% lower than a year ago.

Production benefited from new fields, mainly from Goldeneye (Shell share 49%) in the UK, Jintan (Shell share 37.5%) in Malaysia and Holstein (Shell share 50%) in the USA and ramp-up of production in the USA, totalling some 131 thousand boe per day versus a year ago. Field declines were 145 thousand boe per day, mainly in the USA, Brazil, Norway and the UK. Operational downtime, excluding the impact of hurricanes, was an additional 66 thousand boe per day versus last year, mainly in the North Sea.

Cost increases reflect increased market rates and commodity prices, the build-up of new production and the development of future projects.

Capital investment of $10.8 billion, excluding the minority share of Sakhalin and including exploration expenditure of $2.1 billion, was 25% higher than last year.

FOURTH QUARTER			$ million	FULL YEAR
2005	2004	%		2005	2004	%

530	605	-12	Segment earnings	1,573	1,815	-13

2.81	2.76	+2	Equity LNG sales volume (million tonnes)	10.65	10.15	+5

Gas & Power

Fourth quarter Gas & Power segment earnings were $530 million compared to $605 million a year ago, reflecting record fourth quarter LNG volumes of 2.81 million tonnes, strong LNG prices and continued favourable Marketing and Trading conditions in the USA. Earnings in 2004 included net gains of $157 million mainly related to asset divestments partly offset by impairment charges. Excluding these effects earnings were up 18%. LNG volumes increased by 2% due to higher production in Brunei and Oman.

Full year Gas & Power segment earnings were $1,573 million, compared to $1,815 million in 2004. 2005 reflected record LNG volumes and strong prices, and favourable Marketing and Trading conditions. 2005 earnings included net charges of $84 million mainly related to divestments including the power generation assets held through the joint venture company InterGen. Earnings in 2004 included net gains of $444 million also mainly related to divestments.

Record LNG sales volumes were up 5% on last year driven by the ramp up of the fourth train at the North West Shelf project (Shell share 22%) in Australia. Marketing and Trading benefited from price volatility and favourable trading conditions.

FOURTH QUARTER			$ million	FULL YEAR
2005	2004	%		2005	2004	%

828	1,673	-51	Segment earnings	9,982	7,597	+31

1,070	665		CCS adjustment – see note 2	(2,450)	(1,005)

1,898	2,338	-19	Segment CCS earnings	7,532	6,592	+14

3,978	4,124	-4	Refinery intake (thousand b/d)	3,981	4,162	-4
6,695	7,699	-13	Oil product sales (thousand b/d)[1]	7,057	7,600	-7

[1]Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005.
The effect in Q4 2005 is a reduction in Total Oil products sales of approximately 820 thousand b/d.

Oil Products

In the fourth quarter of 2005, lost refinery intake due to the hurricanes was some 3.3 million barrels (Shell share) versus earlier guidance of 4.5 million barrels (Shell share). Downstream costs after tax and prior to insurance recovery associated with the hurricanes were around $50 million (Shell share). All assets are back to normal operations except for some onshore product pipeline sections.

Fourth quarter segment earnings were $828 million compared to $1,673 million for the same period last year.

Fourth quarter CCS earnings were $1,898 million compared to $2,338 million for the fourth quarter of 2004 which included net gains of $391 million. The fourth quarter 2005 reflected higher trading profits offset by lower refining and lower marketing earnings.

In Manufacturing, Supply and Distribution, fourth quarter 2005 average industry refining margins declined in Europe, Asia Pacific and on the US West Coast. Refinery intake increased 0.5% excluding refineries divested in 2004 and 2005 which amounted to about 4% of global intake in the fourth quarter of 2004. Lower intake due to hurricanes in the Gulf of Mexico amounted to 1%. Despite hurricane related downtime at the start of the fourth quarter, refinery utilisation on an Equivalent Distillation Capacity (EDC) basis increased to 78.9%.

In Marketing including Lubricants and B2B, earnings declined in the fourth quarter of 2005 compared to the same period a year ago. The decrease was due to lower volumes, lower bitumen and LPG margins and higher costs in Lubricants. These were partially offset by higher earnings in Commercial Fuels, Aviation and Marine due to higher margins. Marketing sales volumes declined 4.2% compared to the fourth quarter of 2004 including an impact from divested volumes of 1.3%.

Full year segment earnings were $9,982 million compared to $7,597 million for the same period last year.

Full year CCS earnings were $7,532 million, up $940 million from earnings of $6,592 million in 2004 reflecting strong refining margins and operational performance. Earnings included $427 million of net gains from divestments in 2005 compared to net gains of $540 million last year. Increased refining earnings and higher trading profits were partially offset by lower marketing results.

In Manufacturing, Supply and Distribution, average industry refining margins for the year increased in all regions, with the most significant increases in the USA. Refinery intake increased by almost 1% compared to a year ago excluding lost intake from divested refineries in 2004 and 2005, which amounted to some 5% of global intake in 2004. Refinery utilisation on an EDC basis was at 79.6% versus 80.0% in 2004. Overall unplanned downtime excluding hurricanes improved to 4.0% compared to 4.4% last year reflecting improved asset performance and operational excellence initiatives.

In Marketing including Lubricants and B2B, earnings declined in 2005 compared to 2004 mainly due to lower retail margins in the USA and Europe, lower earnings from Lubricants and lower volumes mainly due to divestments. Marketing sales volumes declined 3.6% compared to 2004 largely due to divestments in 2004 and 2005 which accounted for 2.2 percentage points of the reduction.

FOURTH QUARTER			$ million	FULL YEAR
2005	2004	%		2005	2004	%

(38)	(20)		Segment earnings	991	1,148	-14

5,729	5,964	-4	Sales volumes (thousand tonnes)	22,826	24,160	-6

Chemicals

In the fourth quarter the impact of the hurricanes in the USA reduced asset utilisation by 3.4%, above the earlier expected range of 2-3%. All assets were back to normal operations by the end of the quarter.

Fourth quarter Chemicals segment earnings were a loss of $38 million and included net charges of $84 million mainly from legal provisions, compared to a loss of $20 million in the same quarter last year, which included the $353 million impairment of the investment in Basell.

Compared to the same quarter a year ago lower earnings reflected reduced sales volumes and lower margins, higher fixed costs and the loss of earnings from discontinued operations. Asset utilisation was below last year as operations in the USA recovered from the disruptions caused by the hurricanes. Although industry margins improved compared to third quarter, production downtime combined with inventory effects resulted in higher cost of sales impacting margin realisations. Trading results increased versus a year ago but were $43 million lower than the strong third quarter. The fourth quarter 2005 included costs of some $90 million mainly related to progress in project development, portfolio changes and tax. The estimated effect of changing prices negatively impacted fourth quarter earnings as reported on a first-in, first-out (FIFO) inventory valuation basis, by $46 million.

Full year Chemicals segment earnings were $991 million and included $565 million of net charges, mainly from the divestment of the polyolefins joint venture Basell and legal provisions. 2004 earnings were $1,148 million and included charges of $368 million mainly from impairments.

Excluding these effects 2005 earnings were 3% higher than a year ago reflecting higher margins and improved chemicals feedstock trading partly offset by the loss of earnings ($155 million) from discontinued operations.

Asset utilisation declined by some 3% mainly due to the impact of the hurricanes on operations in the USA. Sales volumes declined by 6%, however, excluding product trading they were in line with last year.

FOURTH QUARTER		$ million	FULL YEAR
2005	2004		2005	2004

(110)	(82)	Other Industry segment earnings	(202)	(145)
(167)	(354)	Corporate segment earnings	(321)	(983)

(277)	(436)	Other Industry and Corporate segments earnings	(523)	(1,128)

Other Industry & Corporate segments

Fourth quarter Other Industry and Corporate segments results were a loss of $277 million and included a net gain of $2 million mainly related to impairment charges ($91 million) offset by a net gain from tax and insurance, compared to a loss of $436 million a year ago which included charges of $101 million. Net interest income reflected improved cash balances and lower debt levels.

Full year Other Industry and Corporate segments results were a loss of $523 million and included charges of $154 million, compared to a loss of $1,128 million a year ago which included charges of $221 million. Net interest expense reflected lower debt levels resulting from strong cash generation and divestment of debt in divested associates, InterGen and Basell, which more than offset currency exchange losses.

Note

All amounts shown throughout this report are unaudited.

First quarter results for 2006 are expected to be announced on May 4, 2006, second quarter results for 2006 are expected to be announced on July 27, 2006 and third quarter results for 2006 are expected to be announced on October 26, 2006.

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations in crude oil, natural gas and refined products, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Royal Dutch and Shell Transport Annual Reports on Form 20-F for the year ended December 31, 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect Royal Dutch Shell businesses. Royal Dutch Shell does not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement, such as "recoverable resources" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-3788 and disclosure in our Forms 6-K file No, 1-32575, available on our website www.shell.com. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

February 2, 2006

Appendix 1: Royal Dutch Shell financial report and tables

Statement of income (see note 1)

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2005	2005	2004	% [1]		2005	2004	%

92,840	94,717	95,122	-2	Sales proceeds	379,008	338,756	+12
17,344	18,282	18,821		Less: Sales taxes, excise duties and similar levies	72,277	72,370
___________	___________	___________			___________	___________
75,496	76,435	76,301	-1	Revenue	306,731	266,386	+15
63,889	60,704	65,358		Cost of sales	252,622	223,259
___________	___________	___________			___________	___________
11,607	15,731	10,943	+6	Gross profit	54,109	43,127	+25

4,263	3,763	4,406		Selling, distribution and administrative expenses	15,482	15,098
502	275	515		Exploration	1,286	1,809
1,389	3,081	1,519		Share of profit of equity accounted investments	7,123	5,015
56	(268)	(392)		Net finance costs and other (income)/expense	(103)	(424)
___________	___________	___________			___________	___________
8,175	15,042	7,933	+3	Income before taxation	44,567	31,659	+41

3,572	5,558	2,893		Taxation[2]	17,999	12,168
___________	___________	___________			___________	___________
4,603	9,484	5,040		Income from continuing operations	26,568	19,491

-	(93)	(299)		Income from discontinued operations	(307)	(234)
___________	___________	___________			___________	___________
4,603	9,391	4,741	-3	Income for the period	26,261	19,257	+36
==========	==========	==========			==========	==========

235	359	170		Income attributable to minority interests	950	717
___________	___________	___________			___________	___________
4,368	9,032	4,571	-4	Income attributable to shareholders	25,311	18,540	+37
___________	___________	___________			___________	___________

[1] Q4 on Q4 change [2] Includes UK taxation of $1,209 million for full year 2005 and $646 million for full year 2004

Basic earnings per share (see notes 1 and 9)

QUARTERS				FULL YEAR
Q4	Q3	Q4
2005	2005	2004		2005	2004

0.67	1.35	0.68	Income per share ($)	3.79	2.74

0.82	1.10	0.77	CCS earnings per share ($)	3.44	2.60

Diluted earnings per share (see notes 1 and 9)

QUARTERS				FULL YEAR
Q4	Q3	Q4
2005	2005	2004		2005	2004

0.66	1.35	0.68	Income per share ($)	3.78	2.74

0.82	1.10	0.77	CCS earnings per share ($)	3.43	2.60

Earnings by industry segment (see notes 2 and 5)

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2005	2005	2004	% [1]		2005	2004	%
				Exploration & Production:
2,836	4,051	1,832	+55	World outside USA	10,541	6,511	+62
725	926	1,086	-33	USA	3,697	3,312	+12
___________	___________	___________			___________	___________
3,561	4,977	2,918	+22		14,238	9,823	+45
___________	___________	___________			___________	___________
				Gas & Power:
465	469	847	-45	World outside USA	1,526	2,011	-24
65	87	(242)		USA	47	(196)
___________	___________	___________			___________	___________
530	556	605	-12		1,573	1,815	-13
___________	___________	___________			___________	___________
				Oil Products:
1,583	1,229	1,683	-6	World outside USA	5,787	4,926	+17
315	497	655	-52	USA	1,745	1,666	+5
___________	___________	___________			___________	___________
1,898	1,726	2,338	-19		7,532	6,592	+14
___________	___________	___________			___________	___________
				Chemicals:
140	291	50	+180	World outside USA	932	1,023	-9
(178)	30	(70)		USA	59	125	-53
___________	___________	___________			___________	___________
(38)	321	(20)			991	1,148	-14
___________	___________	___________			___________	___________

(110)	(76)	(82)		Other industry segments	(202)	(145)
___________	___________	___________			___________	___________
5,841	7,504	5,759	+1	TOTAL OPERATING SEGMENTS	24,132	19,233	+25
___________	___________	___________			___________	___________
				Corporate:
51	71	(231)		Interest income/(expense)	(22)	(744)
(145)	126	42		Currency exchange gains/(losses)	(65)	68
(73)	(24)	(165)		Other - including taxation	(234)	(307)
___________	___________	___________			___________	___________
(167)	173	(354)			(321)	(983)
___________	___________	___________			___________	___________

(279)	(308)	(185)		Minority interests	(871)	(655)
___________	___________	___________			___________	___________
5,395	7,369	5,220	+3	CCS EARNINGS	22,940	17,595	+30
___________	___________	___________			___________	___________

(1,027)	1,663	(649)		CCS adjustment for Oil Products	2,371	945

___________	___________	___________			___________	___________
4,368	9,032	4,571	-4	Income attributable to shareholders	25,311	18,540	+37
___________	___________	___________			___________	___________

[1] Q4 on Q4 change

Summarised balance sheet (see notes 1 and 6)

$ million
	Dec 31	Sep 30	Dec 31
ASSETS	2005	2005	2004

Non-current assets:
Property, plant and equipment	87,558	85,601	87,918
Intangible assets	4,350	4,361	4,528
Investments:
Equity accounted investments	16,905	17,138	20,493
Financial assets	3,672	3,236	2,700
Deferred tax	2,562	3,039	2,789
Employee benefit assets	2,486	2,453	2,479
Other	4,091	4,102	4,490
	___________	___________	___________
	121,624	119,930	125,397
	___________	___________	___________
Current assets:
Inventories	19,776	21,490	15,375
Accounts receivable	66,386	83,812	37,473
Cash and cash equivalents	11,730	15,998	9,201
	___________	___________	___________
	97,892	121,300	62,049
	___________	___________	___________
	___________	___________	___________
TOTAL ASSETS	219,516	241,230	187,446
	___________	___________	___________
LIABILITIES
Non-current liabilities:
Debt	7,578	7,795	8,858
Deferred tax	10,763	12,411	12,930
Employee benefit obligations	5,807	6,018	6,795
Other provisions	7,385	7,114	6,828
Other	5,095	4,395	5,800
	___________	___________	___________
	36,628	37,733	41,211
	___________	___________	___________
Current liabilities:
Debt	5,338	6,714	5,734
Accounts payable and accrued liabilities	69,013	82,912	37,909
Taxes payable	8,782	12,510	9,058
Employee benefit obligations	282	302	339
Other provisions	1,549	1,254	1,812
	___________	___________	___________
	84,964	103,692	54,852
	___________	___________	___________
	___________	___________	___________
TOTAL LIABILITIES	121,592	141,425	96,063
	___________	___________	___________

Equity attributable to shareholders	90,924	92,353	86,070

Minority interests	7,000	7,452	5,313
	___________	___________	___________
TOTAL EQUITY	97,924	99,805	91,383
	___________	___________	___________
TOTAL LIABILITIES AND EQUITY	219,516	241,230	187,446
	___________	___________	___________

Summarised statement of cash flows (see notes 1 and 7)

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2005	2005	2004		2005	2004

			CASH FLOW FROM OPERATING ACTIVITIES:
4,603	9,391	4,741	Income for the period	26,261	19,257
			Adjustment for:
4,490	5,548	3,537	Taxation	19,435	13,081
148	120	158	Interest (income)/expense	632	803
2,787	2,903	4,190	Depreciation, depletion and amortisation	11,981	12,845
(210)	(352)	(2,228)	(Profit)/loss on sale of assets	(1,313)	(3,087)
3,295	(5,490)	175	Decrease/(increase) in net working capital	(5,664)	(4,062)
(1,389)	(3,073)	(1,220)	Share of profit of equity accounted investments	(6,901)	(4,782)
1,441	2,761	1,459	Dividends received from equity accounted investments	6,709	4,190
(869)	(112)	(864)	Deferred taxation and other provisions	(1,515)	(1,007)
833	(1,159)	415	Other	(269)	59
___________	___________	___________		___________	___________
15,129	10,537	10,363	Cash flow from operating activities (pre-tax)	49,356	37,297
___________	___________	___________		___________	___________
(6,664)	(3,891)	(4,014)	Taxation paid	(19,243)	(10,760)
___________	___________	___________		___________	___________
8,465	6,646	6,349	Cash flow from operating activities	30,113	26,537
___________	___________	___________		___________	___________
			CASH FLOW FROM INVESTING ACTIVITIES:
(5,447)	(3,787)	(4,655)	Capital expenditure	(15,904)	(13,566)
396	416	3,842	Proceeds from sale of assets	2,310	5,142
			Proceeds from sales/(additions):
73	3,734	638	Equity accounted investments	3,608	258
(1)	113	670	Investments: financial assets	362	1,739
245	251	131	Interest received	863	463
___________	___________	___________		___________	___________
(4,734)	727	626	Cash flow from investing activities	(8,761)	(5,964)
___________	___________	___________		___________	___________
			CASH FLOW FROM FINANCING ACTIVITIES:
(1,994)	1,138	(1,526)	Net increase/(decrease) in debt	(1,555)	(4,489)
(311)	(284)	(291)	Interest paid	(1,124)	(962)
250	90	(48)	Change in minority interests	1,143	812
(2,555)	(1,937)	-	Net issue/(repurchase) of shares	(4,988)	(698)
			Dividends paid to:
(1,732)	(1,910)	79	Shareholders of Royal Dutch Shell	(10,556)	(7,230)
(58)	(130)	(62)	Minority interests	(293)	(264)
(1,651)	-	-	Cash payment to former Royal Dutch shareholders	(1,651)	-
			Treasury shares:
52	125	(23)	Net sales/(purchases) and dividends received	451	(761)
___________	___________	___________		___________	___________
(7,999)	(2,908)	(1,871)	Cash flow from financing activities	(18,573)	(13,592)
___________	___________	___________		___________	___________

-	13	149	Currency translation differences relating to cash and cash equivalents	(250)	112

___________	___________	___________		___________	___________
(4,268)	4,478	5,253	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,529	7,093
___________	___________	___________		___________	___________

15,998	11,520	3,948	Cash and cash equivalents at beginning of period	9,201	2,108

11,730	15,998	9,201	Cash and cash equivalents at end of period	11,730	9,201

Operational data - Upstream

QUARTERS					FULL YEAR
Q4	Q3	Q4
2005	2005	2004%[1]			2005	2004	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d

510	516	565		Europe	541	580
370	370	372		Africa	373	399
227	222	219		Asia Pacific	228	243
455	512	467		Middle East, Russia, CIS	443	471
243	289	383		USA	333	375
75	70	94		Other Western Hemisphere	80	105
___________	___________	___________			_________	_________
1,880	1,979	2,100		Total crude oil production excluding oil sands	1,998	2,173
106	98	63		Oil sands	95	80
___________	___________	___________			_________	_________
1,986	2,077	2,163	-8	Total crude oil production including oil sands	2,093	2,253	-7
___________	___________	___________			_________	_________

million scf/d [2]				NATURAL GAS PRODUCTION	million scf/d [2]
				AVAILABLE FOR SALE

4,266	2,268	4,559		Europe	3,659	3,739
397	341	383		Africa	377	375
2,436	2,267	2,256		Asia Pacific	2,325	2,132
255	231	676		Middle East, Russia, CIS	253	691
919	948	1,302		USA	1,150	1,332
511	496	534		Other Western Hemisphere	499	539
___________	___________	___________			_________	_________
8,784	6,551	9,710	-10		8,263	8,808	-6
___________	___________	___________			_________	_________

thousand b/d3				BARRELS OF OIL EQUIVALENT	thousand b/d3

1,246	907	1,351		Europe	1,172	1,224
438	429	438		Africa	438	464
647	613	608		Asia Pacific	629	611
499	552	584		Middle East, Russia, CIS	487	590
401	453	607		USA	531	605
163	155	186		Other Western Hemisphere	166	198
___________	___________	___________			_________	_________
3,394	3,109	3,774		Total production excluding oil sands	3,423	3,692
106	98	63		Oil sands	95	80
___________	___________	___________			_________	_________
3,500	3,207	3,837	-9	Total production including oil sands	3,518	3,772	-7
___________	___________	___________			_________	_________

1 Q4 on Q4 change
[2] scf/d = standard cubic feet per day; 1 standard cubic feet = 0.0283 cubic metre
[3] Natural gas converted to oil equivalent at 5.8 million scf/d = thousand b/d

Operational data – Upstream (continued)

QUARTERS					FULL YEAR
Q4	Q3	Q4
2005	2005	2004%[1]			2005	2004	%

million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes

2.81	2.48	2.76	+2	Equity LNG sales volume	10.65	10.15	+5

$/bbl				Realised Oil Prices		$/bbl
52.74	56.89	40.08		WOUSA	50.56	35.53
53.10	56.24	40.68		USA	48.94	36.15
52.77	56.83	40.16		Global	50.36	35.61

$/thousand scf				Realised Gas Prices	$/thousand scf
5.73	4.24	4.09		Europe	4.99	3.76
4.47	3.70	3.05		WOUSA (including Europe)	3.84	2.81
12.40	8.35	7.27		USA	8.43	6.33
5.78	4.59	3.94		Global	4.77	3.59

1 Q4 on Q4 change

Operational data - Downstream

QUARTERS					FULL YEAR
Q4	Q3	Q4
2005	2005	2004%[1]			2005	2004	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,861	1,774	1,767		Europe	1,804	1,770
847	853	940		Other Eastern Hemisphere	849	962
916	909	1,031		USA	953	1,055
354	374	386		Other Western Hemisphere	375	375
_________	_________	_________			_________	_________
3,978	3,910	4,124	-4		3,981	4,162	-4
_________	_________	_________			_________	_________
				OIL SALES
2,271	2,230	2,773		Gasolines	2,404	2,760
791	770	842		Kerosines	811	833
2,154	2,142	2,537		Gas/Diesel oils	2,296	2,398
814	783	801		Fuel oil	844	849
665	700	746		Other products	702	760
_________	_________	_________			_________	_________
6,695	6,625	7,699	-13	Total oil products*[2]	7,057	7,600	-7
2,404	2,864	4,837		Crude oil[2]	3,695	5,160
_________	_________	_________			_________	_________
9,099[2]	9,489	12,536	-27	Total oil sales	10,752	12,760	-16
_________	_________	_________			_________	_________
				*comprising
2,119	2,094	2,122		Europe	2,093	2,112
1,219	1,236	1,299		Other Eastern Hemisphere	1,232	1,320
1,551	1,558	2,500		USA[2]	2,013	2,516
714	722	745		Other Western Hemisphere	708	744
1,092	1,015	1,033		Export sales	1,011	908

thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[3]**	thousand tonnes
3,455	3,324	3,575		Base chemicals	13,710	14,184
2,154	2,238	2,252		First line derivatives	8,891	9,499
120	27	137		Other	225	477
_________	_________	_________			_________	_________
5,729	5,589	5,964	-4		22,826	24,160	-6
_________	_________	_________			_________	_________
				**comprising
2,506	2,495	2,376		Europe	10,018	10,159
1,362	1,305	1,348		Other Eastern Hemisphere	5,252	5,526
1,693	1,630	2,079		USA	6,893	7,819
168	159	161		Other Western Hemisphere	663	656

$ million				CHEMICAL SALES - NET PROCEEDS[4]	$ million
2,271	2,092	2,244		Europe	8,981	7,873
1,177	1,123	1,327		Other Eastern Hemisphere	4,640	4,530
1,703	1,512	1,863		USA	6,564	6,159
192	174	182		Other Western Hemisphere	735	616
_________	_________	_________			_________	_________
5,343	4,901	5,616	-5		20,920	19,178	+9
730	709	591		By-products	2,998	2,311
_________	_________	_________			_________	_________
6,073	5,610	6,207	-2		23,918	21,489	+11
_________	_________	_________			_________	_________

[1] Q4 on Q4 change

[2] Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005.
The effect in Q3 2005 is a reduction in Total oil products sales of approximately 850 thousand b/d and a reduction on Crude oil sales of 2,000 thousand b/d and in Q4 2005 820 thousand b/d and 1,490 thousand b/d respectively.

[3] Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.
[4] Excluding proceeds from equity accounted investments and chemical feedstock trading.

Capital investment

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2005	2005	2004		2005	2004
			Capital expenditure:
			Exploration & Production:
3,271	2,276	2,494	World outside USA	9,633	7,638
450	318	273	USA	1,225	1,061
___________	___________	___________		___________	___________
3,721	2,594	2,767		10,858	8,699
___________	___________	___________		___________	___________
			Gas & Power:
440	334	298	World outside USA	1,564	1,325
2	-	4	USA	4	32
___________	___________	___________		___________	___________
442	334	302		1,568	1,357
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
359	290	344	World outside USA	1,107	937
119	56	109	USA	272	338
___________	___________	___________		___________	___________
478	346	453		1,379	1,275
___________	___________	___________		___________	___________
			Marketing:
554	317	749	World outside USA	1,254	1,326
77	34	94	USA	177	160
___________	___________	___________		___________	___________
631	351	843		1,431	1,486
___________	___________	___________		___________	___________
			Chemicals:
48	52	111	World outside USA	170	247
44	46	92	USA	217	282
___________	___________	___________		___________	___________
92	98	203		387	529
___________	___________	___________		___________	___________

95	64	87	Other segments	293	220
___________	___________	___________		___________	___________
5,459	3,787	4,655	TOTAL CAPITAL EXPENDITURE	15,916	13,566
___________	___________	___________		___________	___________
			Exploration expense:
215	127	181	World outside USA	555	430
143	56	102	USA	260	221
___________	___________	___________		___________	___________
358	183	283		815	651
___________	___________	___________		___________	___________

			New equity in equity accounted investments
95	85	147	World outside USA	373	430
2	12	7	USA	17	251
___________	___________	___________		___________	___________
97	97	154		390	681
___________	___________	___________		___________	___________

42	38	93	New loans to equity accounted investments	315	377
___________	___________	___________		___________	___________
5,956	4,105	5,185	TOTAL CAPITAL INVESTMENT*	17,436	15,275
___________	___________	___________		___________	___________
			*comprising
4,144	2,839	3,131	Exploration & Production	12,046	9,708
457	342	304	Gas & Power	1,602	1,633
1,127	707	1,337	Oil Products	2,844	2,823
118	152	322	Chemicals	599	868
110	65	91	Other segments	345	243
___________	___________	___________		___________	___________
5,956	4,105	5,185		17,436	15,275
___________	___________	___________		___________	___________

Notes

NOTE 1. Accounting policies and basis of presentation

In the third quarter 2005, under the Unification Transaction, Royal Dutch Shell plc became the Parent Company of Royal Dutch Petroleum Company (Royal Dutch) and The ‘‘Shell’’ Transport and Trading Company, p.l.c. (Shell Transport) by acquiring all outstanding shares of Shell Transport and approximately 98.5% of the outstanding shares of Royal Dutch.

The comparative periods represent information for Royal Dutch Shell as if it acquired 100% of Royal Dutch and Shell Transport. For financial reporting purposes, the 1.5% minority holders in Royal Dutch has been shown in the Royal Dutch Shell consolidated financial statements as a minority interest in Royal Dutch Shell from August 10, 2005, as prior to that time those holders had a right to participate in the Exchange Offer and receive Royal Dutch Shell shares.

As a result of the merger of Royal Dutch and Shell Petroleum NV on December 21, 2005 the minority interests in the summarised balance sheet attributable to minority holders in Royal Dutch has ceased to exist as of that date.

These Financial Statements are considered historical and give retroactive effect for all periods presented prior to the Unification Transaction, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and other companies comprising the Royal Dutch/Shell Group of Companies. The interest of the minority shareholders in Royal Dutch has also been accounted for using a carry-over basis of the historical costs of its consolidated assets and liabilities.

With effect from 2005, the quarterly financial statements, including comparative data, have been prepared in accordance with International Financial Reporting Standards (IFRS) and the financial statements are also in accordance with IFRS as adopted by the European Union. The full details of the accounting policies under IFRS are available under www.shell.com/investor.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations but are not a measure of financial performance under IFRS.

On this basis, Oil Products segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of use of the first-in, first-out (FIFO) method of inventory accounting. The adjustment from Income to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects.

NOTE 3. Discontinued operations

Income from discontinued operations, comprising gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical areas of operations.

Earnings by segment relating to discontinued operations, included within the segment earnings on page 15, are as follows:

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2005	2005	2004		2005	2004

-	(93)	(292)	Chemicals segment earnings	(307)	(199)
-	-	(7)	Corporate segment earnings	-	(35)
	-
-	(93)	(299)	Income from discontinued operations	(307)	(234)

Basic earnings per share for the fourth quarter 2005 for discontinued operations were nil. Basic earnings per share for the third quarter 2005 for discontinued operations were $(0.01). Basic earnings per share for 2005 for discontinued operations were $(0.05). Basic earnings per share for 2004 for discontinued operations were $(0.03).

NOTE 4. Return on average capital employed (ROACE)

ROACE on an income basis is the sum of the current and previous three quarters’ income attributable to shareholders plus interest, less tax and minority interest as a percentage of the average of Royal Dutch Shell’s share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

Income attributable to shareholders (four quarters)	25,311
Royal Dutch Shell share of interest expense after tax	602
ROACE numerator	25,913
Royal Dutch Shell share of capital employed – opening	99,815
Royal Dutch Shell share of capital employed – closing	102,917
Royal Dutch Shell share of capital employed – average	101,366

ROACE	25.6%

NOTE 5. Earnings by industry segment

Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” will be disclosed in Royal Dutch Shell’s Annual Report and Form 20-F, with a reconciliation to the basis as presented here.

NOTE 6. Equity

Total equity is comprised of equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other shareholders equity comprises capital redemption reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Equity share capital	Preference share capital	Treasury shares	Other shareholders equity	Retained earnings	Total	Minority interests	Total equity
At January 1, 2005	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383
IAS 32/39 Transition	-	(20)	-	823	(7)	796	-	796
Income for 2005	-	-	-	-	25,311	25,311	950	26,261
Income/(expense) recognised directly in equity	-	-	-	(4,188)	-	(4,188)	106	(4,082)
Change in minority interests	-	-	-	-	-	-	954	954
Effect of Unification	-	-	-	(1,929)	30	(1,899)	(30)	(1,929)
Dividends	-	-	-	-	(10,556)	(10,556)	(293)	(10,849)
(Purchase)/release of treasury shares, net of dividends	-	-	378	-	-	378	-	378
Shares repurchased for cancellation	(13)	-	-	13	(4,988)	(4,988)	-	(4,988)
At December 31, 2005	571	-	(3,809)	3,584	90,578	90,924	7,000	97,924

	Equity share capital	Preference share capital	Treasury shares	Other shareholders equity	Retained earnings	Total	Minority interests	Total equity
At January 1, 2004	587	20	(3,428)	5,944	70,412	73,535	3,408	76,943
Income for 2004	-	-	-	-	18,540	18,540	717	19,257
Income/(expense) recognised directly in equity	-	-	-	2,922	-	2,922	609	3,531
Change in minority interests	-	-	-	-	-	-	843	843
Dividends	-	-	-	-	(7,391)	(7,391)	(264)	(7,655)
(Purchase)/release of treasury shares, net of dividends	-	-	(759)	-	-	(759)	-	(759)
Shares repurchased for cancellation	(3)	-	-	(1)	(773)	(777)	-	(777)
At December 31, 2004	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383

NOTE 7. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Under IFRS, income for the periods in these statements is before deduction of minority interests, unlike previous practice where it was added back in ‘other’. This change has no impact on total cash from operating activities.

Write offs of previously capitalised exploratory well costs are now added back within ‘cash flow from operating activities’ under ‘other’ and are not deducted from capital expenditure. This is also reflected in the capital investment table with no change in total capital investment.

Cash from operating activities excluding net working capital movements, taxation and taxation paid is calculated using the following line items from the cash flow statement:

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2005	2005	2004		2005	2004

8,465	6,646	6,349	Cash flow from operating activities	30,113	26,537
4,490	5,548	3,537	Taxation	19,435	13,081
3,295	(5,490)	175	Decrease/(increase) in net working capital	(5,664)	(4,062)
(6,664)	(3,891)	(4,014)	Taxation paid	(19,243)	(10,760)
___________	___________	___________		___________	___________
7,344	10,479	6,651		35,585	28,278
___________	___________	___________		___________	___________

NOTE 8. Contingencies and legal proceedings – Reserves recategorisation

The US Department of Justice investigation and proceedings by the US Securities and Exchange Commission (SEC) and the UK Financial Services Authority (FSA) with respect to Shell in regards of the recategorisation of Shell's proved oil and gas reserves for periods prior to 2004, have all been settled. The Dutch Authority for the Financial Markets (AFM) have announced that their findings do not give rise to any further actions at this time. The class action against certain Shell companies on behalf of employees participating in US savings plans under the US Employee Retirement Income Security Act (ERISA) has been settled. Shell also has reached a settlement in the Derivative action case.

Pending in relation to the recategorisation issues are investigations by Euronext Amsterdam and the California Department of Corporations, and a securities class action in United States courts. On January 6, 2006, certain Dutch pension funds, and German and Luxembourgian institutional shareholders filed two new related actions in the court in which the class action is pending. With respect to these pending actions and investigations, the management cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on Royal Dutch Shell’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

NOTE 9. Earnings per Royal Dutch Shell share

The total number of Royal Dutch Shell shares in issue at the end of the period was 6,695.0 million.

Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share. Basic earnings per share calculations are based on the following weighted average number of shares (millions):

	Q4	Q3	Q4	Full Year	Full Year
	2005	2005	2004	2005	2004
Royal Dutch Shell shares of €0.07	6,563.7	6,676.5	6,737.2	6,674.2	6,770.5

Diluted earnings per share calculations are based on the following weighted average number of shares (millions). This adjusts the basic number of shares for all stock options currently in-the-money.

	Q4	Q3	Q4	Full Year	Full Year
	2005	2005	2004	2005	2004
Royal Dutch Shell shares of €0.07	6,586.4	6,703.5	6,748.2	6,694.4	6,776.4

Basic shares at the end of the following periods are (millions):

	Q4	Q3	Q4
	2005	2005	2004
Royal Dutch Shell shares of €0.07	6,525.1	6,608.2	6,737.7

One (1) American Depository Receipt (ADR) is equal to two (2) Royal Dutch Shell shares.

NOTE 10. Reserves Replacement

For Group companies, without associates, the Reserves Replacement Ratio for 2005 is expected to be in the range of 65%-75%.

The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved reserves additions during a particular period. The ratio is calculated based on barrels of oil equivalent and reflects changes resulting from revisions and reclassifications of previously reported reserves, improved recovery, extensions, discoveries and other additions. It includes the impact of sales and purchases of reserves-in-place.

Statement of Financial Accounting Standards No.69 requires separate disclosure of proved reserves associated with (i) consolidated entities and (ii) investments in entities that are accounted for in the financial statements using equity method accounting. The SEC has also advised the Company that they believe Reserve Replacement Ratio should be calculated on a similar basis.

The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Appendix 2: Market Commentary

In 2005 Brent crude prices averaged $54.55 per barrel compared with $38.30 in 2004, while WTI averaged $56.60 per barrel in 2005 compared to $41.50 in 2004. The first three quarters saw an increase of prices followed in the latter half of the third quarter with production disruptions due to the hurricanes in the Gulf of Mexico. In the USA WTI almost reached $70 per barrel before the decision to release crude from the strategic stocks.

In the fourth quarter the average of Brent crude prices were $56.90 per barrel compared with $44.05 per barrel in the same quarter last year. WTI prices averaged $60.00 per barrel compared with $48.30 a year earlier.

In 2005, Henry Hub gas prices averaged $8.80 per million Btu, a 50% increase over prices in 2004 of $5.87 per million Btu. The hurricane induced supply losses were the main factor in pushing prices higher. Additionally, market anticipated increases in LNG imports to the US did not materialise because of increased demand for LNG in Asian markets and in Spain.

In the fourth quarter of 2005, North American natural gas prices were impacted by supply disruptions caused by hurricanes estimated at a cumulative supply loss by year-end of approximately 650 billion scf or approximately 20% of annual offshore Gulf of Mexico production. Henry Hub gas prices hit a new average record of $12.29 per million Btu compared with a third quarter 2005 average price of $9.50 and a fourth quarter 2004 average price of $6.25. Demand was impacted by the hurricane damage on the Gulf Coast, the high prices and mild weather, with an estimated demand reduction of 5-8% or 300-350 billion scf versus the same quarter in 2004.

In 2005, industry refining margins averaged $12.30, $14.45, $4.60 and $2.90 per barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to $8.05, $11.65, $4.50 and $2.90 per barrel in the same period last year.

Refining margins were well supported in the first two quarters of the year by refinery turnaround activities in the US, Europe and Northeast Asia, a cold northern hemisphere winter and a string of unplanned refinery outages in the US. Singapore margins were in general dampened by Chinese gasoil import requirements as regulated domestic prices lagged behind international prices. Margins were high in the latter half of the third quarter due to the hurricane-related refinery disruptions in the US Gulf Coast. Rotterdam and Singapore margins benefited from product arbitrage opportunities. Margins fell sharply in the first half of the fourth quarter with a growing number of refineries returning to normal operation in the US Gulf Coast and a mild start to winter. Margins in Singapore in the fourth quarter were lower.

In the fourth quarter of 2005, industry refining margins averaged $12.65, $10.30, $4.80 and $2.45 per barrel in the US Gulf Coast, US West Coast, Rotterdam and Singapore, compared to $6.50, $11.65, $5.50 and $5.10 per barrel in the same period last year. The margin differential between heavy and light crude in the US Gulf Coast widened in the latter half of the quarter reflecting heavy crude discounts. Overall the average light to heavy crude coking margin differential for the fourth quarter was at a similar level to the third quarter.

Petrochemicals trading conditions early in the fourth quarter were characterised by continuing supply disruptions in the USA and in Europe. Prices increased for most chemicals products reflecting continued high production costs and product shortages, particularly in the USA. Demand in Asia remained weak, which impacted margins and led to exports to other regions. In the latter part of the quarter, prices in the USA declined as a result of improving supply and weakening demand.

Industry cracker margins in Europe increased substantially in the fourth quarter from the third quarter with high ethylene prices and supply disruptions early in the quarter. However profitability remained below last year’s levels reflecting higher feedstock and utility costs and the weaker Euro. In the USA, industry cracker margins improved from the third quarter and relative to a year ago due to much higher ethylene prices following the high feedstock costs and supply disruptions in the wake of the hurricanes. However, storm-related production outages and logistics difficulties impacted margins realisations.

Fourth Quarter 2005 - Key Financial Data in dollars, euros and pounds sterling

Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million					euro million			£ million
2005	2004	%			2005	2004	%	2005	2004	%

			Revenue
92.840	95.122	-2	Fourth quarter		78.069	73.491	+6	53.095	51.052	+4
379.008	338.756		Twelve months		318.708	261.723		216.755	181.810

			Income attributable to shareholders
4.368	4.571	-4	Fourth quarter		3.673	3.532	+4	2.498	2.453	+2
25.311	18.540		Twelve months		21.284	14.324		14.475	9.950

			CCS Earnings
5.395	5.220	+3	Fourth quarter		4.537	4.033	+12	3.085	2.802	+10
22.940	17.595		Twelve months		19.290	13.594		13.119	9.443

			Total Equity
97.924	91.383	+7	Fourth quarter		82.618	67.020	+23	56.698	47.391	+20

			Capital Investment
5.956	5.185	+15	Fourth quarter		5.008	4.006	+25	3.406	2.783	+22
17.436	15.275		Twelve months		14.662	11.801		9.972	8.198

Income attributable to Shareholders

					Q4	Q3	Q4
			Per Ordinary Share		2005	2005	2004

			ROYAL DUTCH SHELL PLC		$0,67	1,35	0,68
				euro	0,56	1,11	0,52
				pence	38,06	75,82	36,41

Notes:
1. The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end
rate is used:					euro/$			£/$
					2005	2004		2005	2004
			Fourth quarter average rate		0,8409	0,7726		0,5719	0,5367
			Fourth quarter end rate		0,8437	0,7334		0,5790	0,5186

2. CCS earnings is earnings on an estimated current cost of supplies basis.
3. Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.
4. Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.
5. Previous periods are adjusted for discontinued operations.

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the the unification transaction to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil, natural gas and refined products, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 2 February 2006